EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Paladin Realty Income Properties, Inc.:

We consent to the use of our report dated March 30, 2007, with respect to the consolidated balance sheets of Paladin Realty Income Properties, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations for the years then ended, and the consolidated statements of shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, included in this Registration Statement dated October 23, 2007 on Form S-11, and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

New York, New York
October 23, 2007